PROMISSORY NOTE

Vancouver, B.C.

May 11, 2005

PRINCIPAL AMOUNT: $130,000 (US funds)

FOR VALUE RECEIVED, **WORDLOGIC CORPORATION** (the "Company") hereby promises to pay to the order of **EH&P INVESTMENTS AG** (the "Lender"), the sum of up to ONE HUNDRED AND THIRTY THOUSAND dollars lawful money of the United States of America (US$130,000) (the "Principal Sum") together with interest on the Principal Sum from and after the date of this promissory note to the date of payment at the rate of eight percent (8%) per annum.

The Company hereby waives presentment, protest, notice of protest and notice of dishonor of this Promissory Note.

WORDLOGIC CORPORATION. Per: /s/ Frank Evanshen Authorized Signatory **FRANK EVANSHEN - PRESIDENT**

LOAN AGREEMENT

THIS AGREEMENT dated for reference this 11th day of May, 2005

BETWEEN:

        EH&P INVESTMENTS AG, a company incorporated under the laws of the Switzerland, having an office at Albisriederstr 164, 8003 Zurich, Switzerland

        (hereinafter referred to as the "Lender")

        OF THE FIRST PART

AND:

        WORDLOGIC CORPORATION, a company incorporated under the laws of the State of Nevada, having an office at Suite 2400, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7

        (hereinafter referred to as the "Borrower")

        OF THE SECOND PART

WHEREAS:

A.   The Borrower wishes to borrow and the Lender wishes to lend the Borrower the sum of US$130,000 (the "Loan").

B.   In consideration of the Loan, the Lender has agreed to repay to the Borrower the sum of US$130,000, subject to the terms and conditions herein contained.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and premises contained herein, the parties hereto agree as follows:

1.   The Lender will lend to the Borrower the sum of US$130,000 and the Borrower has agreed to repay to the Lender an amount equal to US$130,000.

2.   Forthwith upon the execution of this Agreement, the Lender will advance to the Borrower the sum of US$130,000, which sum will accrue interest at a rate of 8% per annum.

3.   The term of this loan shall be 2 years.

4. The Loan will be evidenced by a promissory note duly executed by the Borrower for the Loan.

5. The Borrower hereby represents that and warrants to the Lender that:

   (a) he has full power, authority and legal right to incur the indebtedness provided for in this Agreement, to execute and to deliver this Agreement and a promissory note with respect thereto and;

   (b) he is not in breach or in default of any other agreement to which he is a party or which is binding upon him which has a material adverse affect on the ability of the Borrower to fulfil and perform his obligations hereunder or under the promissory note.

6. The parties hereto shall deliver to each other such further documentation and shall perform such further acts as and when the same may be required to carry out and give effect to the terms and intent of this Agreement.

7. All notices given in connection with this Agreement shall be in writing and shall be personally delivered to the parties at the addresses as set out above. Any such notices personally delivered shall be deemed delivered on the day of delivery. Any party hereto may, from time to time, change its address for service by notice in writing to the other party hereto.

8. This Agreement may only be amended by further written agreement executed and delivered by all of the parties hereto. No waiver or consent by a party of or to any breach or default by any other party shall be effective unless evidenced in writing, executed and delivered by the party so waiving or consenting and no waiver or consent effectively given as aforesaid shall operate as a waiver of or consent to any further or other breach or default in relation to the same or any other provision of this Agreement.

9. This Agreement may not be assigned by the Borrower in whole or in part without the prior written consent of the Lender.

10. This Agreement contains the entire agreement of the parties hereto pertaining to the subject matter hereof and supercedes any and all previous written and oral agreements among the parties with respect to the subject matter hereof.

11. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, personal representatives, executors and permitted assigns.

12. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the parties irrevocably attorn to the jurisdiction of the courts of such Province.

13. This Agreement may be executed in counterpart, each of which such counterpart, whether in original or facsimile form, notwithstanding the date or dates upon which this Agreement is executed and delivered by any of the parties, shall be deemed to be an original and all of which will constitute one and the same agreement, effective as of the reference date given above.

IN WITNESS WHEREOF the parties hereto are deemed to have executed this Agreement as of the day and year first above written.

EH&P INVESTMENTS AG

 /s/ M. Bianchi
Per: Authorized Signatory

WORDLOGIC CORPORATION

 /s/ Frank Evanshen, President
Per: Authorized Signatory